

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 4, 2023

Wei Wen Kelvin Chen
Chief Executive Officer
EUDA Health Holdings Limited
1 Pemimpin Drive #12-07
One Pemimpin Singapore 576151

> **Re: EUDA Health Holdings Limited**
> **Registration Statement on Form S-1**
> **Filed December 23, 2022**
> **File No. 333-268994**

Dear Wei Wen Kelvin Chen:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 filed December 23, 2022

Cover Page

1. For each of the ordinary shares and warrants being registered for resale, disclose the price that the selling securityholders paid for such ordinary shares and warrants overlying such securities.

2. Disclose the exercise price of the warrants compared to the market price of the underlying security. If the warrants are out the money, please disclose the likelihood that warrant holders will not exercise their warrants. Provide similar disclosure in the prospectus summary, risk factors, MD&A and use of proceeds section and disclose that cash proceeds associated with the exercises of the warrants are dependent on the stock price. As applicable, describe the impact on your liquidity and update the discussion on the ability of your company to fund your operations on a prospective basis with your current cash on

hand.

3.   We note the significant number of redemptions of your ordinary shares in connection with your business combination and that the shares being registered for resale will constitute a considerable percentage of or may exceed your public float. We also note that all or most of the shares being registered for resale were purchased by the selling securityholders for prices considerably below the current market price of the ordinary shares. Highlight the significant negative impact sales of shares on this registration statement could have on the public trading price of the ordinary shares.

Risk Factors
Due to the significant number of the Company's ordinary shares that were redeemed..., page 10

4.   We refer to your risk factor highlighting the negative pressure potential sales of ordinary shares pursuant to this registration statement could have on the public trading price of the ordinary shares. Please revise to disclose the purchase price of the securities being registered for resale and the percentage that these shares currently represent of the total number of shares outstanding.

EUDA Health Limited Management's Discussion and Analysis of Financial Condition and Results of Operations, page 93

5.   We note that the preliminary projected revenues for 2022 were $50 million and later revised to $13 million, as set forth in the unaudited prospective financial information management prepared in connection with the evaluation of the business combination. We also note that your actual revenues for the nine months ended September 30, 2022 was approximately $7.4 million. It appears that you may miss your 2022 revenue projection. Please update your disclosure in Liquidity and Capital Resources, and elsewhere, to provide updated information about the company's financial position and further risks to the business operations and liquidity in light of these circumstances.

6.   In light of the significant number of redemptions and the unlikelihood that the company will receive significant proceeds from exercises of the warrants because of the disparity between the exercise price of the warrants and the current trading price of the ordinary shares, expand your discussion of capital resources to address any changes in the company's liquidity position since the business combination. If the company is likely to have to seek additional capital, discuss the effect of this offering on the company's ability to raise additional capital.

7.   Please expand your discussion here to reflect the fact that this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales could impact the market price of the company's ordinary shares. Your discussion should highlight the fact that Watermark Developments Limited, a beneficial owner of more than 47% of your outstanding shares, will be able to sell all of its shares for so long as the registration statement of which this prospectus forms a part is available for use.

<u>General</u>

8.   Revise your prospectus to disclose the price that each selling securityholder paid for the ordinary shares and warrants being registered for resale. Highlight any differences in the current trading price, the prices that the Sponsor, the private placement investors and other selling securityholders acquired their shares and warrants, and the price that the public securityholders acquired their shares and warrants. Disclose that while the Sponsor, the private placement investors and other selling securityholders may experience a positive rate of return based on the current trading price, the public securityholders may not experience a similar rate of return on the securities they purchased due to differences in the purchase prices and the current trading price. Please also disclose the potential profit the selling securityholders will earn based on the current trading price. Lastly, please include appropriate risk factor disclosure.

      We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      Please contact Jane Park at 202-551-7439 or Celeste Murphy at 202-551-3257 with any questions.

                 Sincerely,

                 Division of Corporation Finance
                 Office of Industrial Applications and Services

cc: J. Britton Williston, Esq.